UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Lanvin Group 2026 First Half Earnings Results Press Release

99.2	Lanvin Group 2026 First Half Results Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Xi Luo
Name: Xi Luo
Title: Chief Financial Officer

Date: August 26, 2026

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